(As filed November 17, 2000)

File No. 70-____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

       Washington, D.C. 20549

FORM U-1/A
APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

WPS Resources Corporation
Wisconsin Public Service Corporation
700 North Adams Street
Green Bay, Wisconsin 54301

(Names of companies filing this statement and
  addresses of principal executive offices)

WPS Resources Corporation
(Name of top registered holding company parent)

Larry L. Weyers
Chairman, President and Chief Executive Officer
WPS Resources Corporation
700 North Adams Street
Green Bay, Wisconsin 54301
              (Name and address of agent for service)
The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

Michael S. Nolan
Foley & Lardner
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

The Application or Declaration Under the Public Utility Holding Company Act of 1935 filed by WPS Resources Corporation and Wisconsin Public Service Corporation, Form U-1, filed on October 12, 2000 is amended with the filing of the following exhibits listed in Item 6 - Exhibits and Financial Statements.

In addition, paragraph A. of item 1 of the original application hereby is amended by adding the following thereto:

Following the completion of the proposed transactions described in this Application WPSR will remain a holding company exempt from registration under the Act pursuant to section 3(a) (1) thereof since WPSR and each public utility subsidiary of WPSR from which WPSR derives any material part of its income will remain predominantly intrastate in character and carry on their business substantially in the State of Wisconsin, the state of incorporation of WPSR and each such public utility subsidiary.
Item 6.	Exhibits and Financial Statements

	A.	Exhibits
D-1

Comprehensive Application for Commission Approvals Required for the Formation and Operation of the Transmission Company filed with the Public Service Commission of Wisconsin on August 18, 2000 - Filed in paper form with Form SE on October 20, 2000.

D-3

Section 203 Application for Authorization to Transfer Transmission Assets filed with the Federal Energy Regulatory Commission on September 8, 2000 - Filed in paper form with Form SE on October 20, 2000.

		D-7	Notification to Michigan Public Service Commission. - Attachments filed in paper form with Form SE on November 16, 2000.
		F-1	Opinion of Foley & Lardner
		H	Form of Federal Register Notice

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

WPS Resources Corporation

By:   /s/ Barth J. Wolf
Name: Barth J. Wolf
Title: Secretary and Manager-Legal Services

Wisconsin Public Service Corporation

By:   /s/ Barth J. Wolf
Name: Barth J. Wolf
Title: Secretary and Manager-Legal Services

Date: November 17, 2000